Exhibit 99.1

Letter to Shareholders

OVERVIEW

2008 was unquestionably one of the most challenging years ever to be involved in the investment business.  While everyone was affected, we avoided most of the investment mishaps experienced by many others, largely due to the type of long-duration hard assets we own. We also thankfully avoided the liquidity issues experienced by many, owing to our long-term, asset-specific, investment grade capital structure.

As a result, we were able to record strong cash flow from operations of $1.4 billion or $2.33 per share in 2008. This was one of our highest ever, although less than the total cash flows of the last few years because of a number of one-time items in the recent past. More importantly, these results display the sustainability of our core operating cash flows at a time when stable long-term cash flows are highly valued. The cash flow growth was due to solid performances from most of our operations, an increased contribution from our asset management activities and some realization gains. Net income was approximately $649 million, and while not as relevant a measure for our business, was a solid result.

We believe many businesses are currently undervalued by the stock markets due to external factors, driven largely by liquidity concerns not necessarily relevant to the businesses. In fact, as we generate substantial free cash flow, the illiquidity of the markets is presenting us with investment opportunities which over the longer term should enable us to earn returns far higher than we would normally expect.

We believe we are well positioned to capitalize on these opportunities as a result of our current cash position, available credit lines, the type of assets we own, the institutional relationships we have, and the contractual nature of the free cash flows we generate each year. Short-term fluctuations in our share price therefore have little effect on our business, because over the past 15 years we have seldom utilized our common shares to raise capital. Instead, we have been repurchasing shares at well below what we believe to be long-term net asset value.

And while some asset values in our operations have decreased from last year, we believe the declines in the stock market are far greater than the reductions in fundamental asset values. In this regard, it is important to note that none of our major operations have sustained irreparable harm to their businesses, no major dilutions have occurred in the ownership of the company or our investments (in fact the reverse occurred in some cases where we have been able to invest our free cash at exceptional values), our cash flows in our renewable power operations are at record highs, and our office property leases are stable and of very long duration.

Despite this, we recognize the performance of our share price in the stock market was dismal, and as substantial shareholders ourselves, we empathize with you. Our share price ended the year down 53% which resulted in our worst share price performance in 20 years. This reduced the compound 20-year return, inclusive of dividends, to approximately 14% or approximately 4% higher than the compound 20-year returns of the principal North American stock indices.

Annualized Total Returns	Brookfield (NYSE)	S&P	TSX
YEARS
1	(53.4)%	(37.0)%	(33.0)%
5	26.2%	2.8%	9.7%
10	24.1%	1.1%	8.1%
20	13.8%	9.8%	8.9%

Focusing more specifically on our future, we currently have six operating priorities. These are similar to the priorities we have had in place for close to two years, and depending on how soon the world economic environment recovers, each may take on a different relative importance:

•	Protect our businesses and asset values by constantly working our assets to enhance their value;

•	Generate liquidity from non-strategic assets, and extend debt maturities before they come due;

•	Maintain maximum financial and operating flexibility in order to be positioned for growth as markets turn;

•	Repurchase interests held by others in our assets for less than net asset value, as a result of others holding a different view of long-term value;

•	Position ourselves as a preferred sponsor of acquisition transactions, based on our operating abilities, reputation with institutional investors, and ability to commit capital; and

•	Build client relationships with shared investment objectives.

MARKET ENVIRONMENT

Housing markets peaked in the U.S. in late 2005, the global credit markets began to deteriorate in July 2007, and a severe liquidity crisis manifested itself in September 2008. The global stimulus packages injected into the monetary system since then have been unprecedented and in time will lay the foundation for a recovery. As a result, we believe that we have experienced most of the equity market correction likely to occur and that credit markets will continue to improve through 2009 and substantially recover in 2010. We also believe that while the recession will be deep, it will not get out of hand and that within another year or so, the necessary corrections will be behind us. Although our business plans are predicated on these expectations, we remain cautious having taken a number of actions and measures over the past 18 months to help strengthen our management of risk in this changing environment.

We are heartened to note that many of our institutional clients are now beginning to re-implement their investment strategies. The rush to the treasury market has reduced risk-free returns to negligible yields, and with most pension funds having earnings requirements of 7% or more on their portfolios, they are starting to put funds back to work. We believe that once they have fully reassessed their strategies, they will look to increase their investment in moderate risk, higher-yielding assets, such as the products we generally offer. This bodes well for our asset management business.

Fortunately, we have entered 2009 in a strong financial position. Our balance sheet strength and long-term investment horizons should play to our advantage as some owners of assets in need of capital are required to accept substantially reduced prices. And, as we have typically financed our investments with significant equity, usually comprising 50% of the purchase price, and financed the balance with fixed-rate, long-term investment grade financing, we are not as affected as many of our competitors who have relied on the more volatile high-yield debt markets to finance their business.

As a result of all of these factors, we believe that our businesses are, with few exceptions, well positioned to generate favourable returns even during these difficult economic circumstances and that they will continue to achieve our long-term objectives over the coming years.

Furthermore, we believe the next 24 months will present us with a very favourable period to invest capital in opportunities that should generate long-term returns well in excess of those returns typically expected on the low-risk type of assets which we prefer to own.

OPERATING PLATFORM AND BUSINESS STRENGTHS

We are fortunate that our businesses are, with only a few small exceptions, performing well, our operating cash flows are strong, and our capitalization and liquidity situation is good. It is in this regard that we review some key facts regarding our financial and operating situation.

Permanent capital at our disposal – First and foremost, we have approximately $20 billion of permanent capital to support our overall operations. In today’s environment, where many companies are without access to financing, this is a tremendous advantage. This capital does not come due and its trading price in the market has little direct impact on our operations.

Strong liquidity – Excluding institutional client funds, we currently have over $3 billion of cash, financial equivalents and undrawn committed lines of credit to pursue opportunities. In the past 24 months we have generated more cash than we have invested or utilized in our operations. As a result, our capital availability today is greater than it was two years ago when the credit turbulence started to unfold, even though we have invested capital in a number of attractive investments during this period.

Significant annual free cash flow and capital turn-over – We generate approximately $1.5 billion of free cash flow annually. This can be used largely in whatever fashion we choose. In addition, we traditionally turn over 10% of our invested capital annually, leading to a further $2 billion or so to deploy. During the last six months, we generated close to $1.5 billion of net cash from asset monetizations alone, which shows the flexibility within our operations to generate cash should we desire it.

Low parent company debt – We have only $2.3 billion of debt at the parent company and, with few exceptions, do not guarantee our subsidiaries’ debts. Our parent company debt-to-capitalization ratio is therefore only 16%. As you also know, most of the debt within our businesses has recourse only to specific properties. If you proportionately consolidate all of our interests in assets, the debt to capitalization is 46%, well within investment grade. We would point out that sometimes these facts are not easily visible in our financial statements because of the requirement to consolidate debt within partially owned funds that is, in reality, attributable to our institutional partners. Please have a look at our supplemental disclosures and proportionate balance sheet should you wish to review this further.

Durable, long-term cash flows – The majority of our operations have durable cash flows and are long term in nature. To put this into perspective, please review the following points concerning our two largest operations:

Renewable Power Generation
•     Average life of contracts – 12 years
•     Average contract prices – nearly 90% are below the level required to support new capacity
•     Average term of financing – 12 years
•     Average financing ratio on asset values – 40%
•     Average emissions of CO2 – virtually nil
•     Diversity of facilities – 162 hydroelectric generating plants on 64 river systems
•     Ability to store water – equivalent to 22% of average annual generation output

Commercial Office Properties
•     Average occupancy today – 97%
•     Average annual lease rollover over next three years – 4%
•     Average lease duration – over 7 years
•     Average tenant quality – “A” rated
•     Average net rent – 30% below current market
•     Average financing ratio on asset values – 50%
•     Average duration of financing – 7 years

Institutional relationships – We also have access to substantial resources through our institutional relationships in the form of commitments to our current funds, funds we are raising, and with respect to co-investment opportunities. We feel fortunate to have this access on a global basis and as we continue to build these relationships, and demonstrate how our approach to investments has weathered the recent turmoil, the relationships should only get better.

Increasing number of opportunities to invest – We think there will be many opportunities to invest in areas where we have particular expertise. To date, we have chosen to be selective in the belief that better opportunities are still coming and that the best use of our cash in the meantime has been to repurchase interests in our own assets at discounts to their underlying values.

CAPITAL RAISING INITIATIVES IN 2008 AND FINANCING PROFILE
In furtherance of our strategy of recycling capital and pruning non-strategic assets, we completed a number of initiatives during 2008 which will generate net cash proceeds, over and above regular cash flows, of approximately $1.5 billion after repayment of associated debt. The most notable of these transactions are as follows:

Millions	Gross	Net
Sale of timberlands in the U.S. Northwest	$ 1,200	$ 590
Sale of 50% of Canada Trust office property	400	190
Sale of Brazilian transmission lines	275	275
Sale of Hermitage and Imagine Insurance	350	350
Sale of 50% contracted wind facility and power plant	120	60
	$ 2,345	$ 1,465

•
In October 2008, we sold part of our 588,000 acres of freehold lands owned in the U.S. Northwest to an institutional investment partnership that is managed by us and where we retain an approximate 40% direct and indirect interest. Total proceeds were $1.2 billion, generating net cash to us of approximately $600 million.

•	In July, we sold our 50% interest in the Canada Trust office property in Toronto for C$425 million. The sale generated net cash proceeds of approximately $190 million, after repaying the mortgage.

•	In September, we sold our transmission lines in Brazil for approximately $275 million of net cash proceeds. The transaction is expected to close in the first quarter of 2009.

•
In September, we reached agreement to sell two non-core insurance operations for $350 million in cash. Approximately $200 million was received in the fourth quarter of 2008, and the balance expected shortly.

•
In December, we sold a wind facility and our interest in a small hydro power plant to our 50% owned hydro income fund. Net proceeds, after we subscribed for additional units of the fund, were approximately $60 million.

In addition, we extended the terms of existing financings and raised new capital aggregating approximately $8.0 billion during the year, largely in the form of asset-specific mortgages.

As noted earlier, we hold over $3 billion of cash, financial equivalents and undrawn committed lines of credit within Brookfield. This includes approximately $2 billion at the corporate level and approximately $1 billion in our principal operating subsidiaries. Our only debt maturity at the corporate level before 2012 is a $200 million bond which is due in late 2010, and our lines of credit extend into 2012. Our subsidiaries’ debt is spread out among many of our operating units with diversified maturities and we believe that most, if not all of the debt should be refinanceable at current levels, even in difficult markets.

Our financing profile is based on asset-specific mortgages which, on average, represent approximately 50% loan to value. These mortgages have recourse only to our power plants, office properties, transmission lines and timber stands. We believe, based on our experience of renewing mortgages, even over the past year, that we should require very little further equity investment to extend the term of these mortgages and it is likely that some of the renewals will generate opportunities for us to withdraw capital, particularly in the case of financings put in place a number of years ago.

Lastly, we think it is important for investors in Brookfield to understand the quality and the type of debt which we have, and the reason why Brookfield finances its affairs the way it does. First, our assets have highly stable cash flows and therefore each asset, in general, can support substantial non-recourse leverage and remain investment grade. This capital structure allows us to maximize returns on equity without taking on too much risk.

Our view is that the optimal leverage level for an asset or company depends on the type of assets it is supported by, and that the duration and covenants of the loan are as important as the amount of leverage itself. Used appropriately, we believe leverage can be positive; but as with everything, if utilized excessively or in the wrong way, leverage can destabilize a financial structure and amplify bad outcomes. Thankfully, due to our experience in operating these types of assets over many years, we have a healthy respect for the cyclicality of markets and the level and type of leverage which is appropriate. As a result, while the past 18 months have been difficult for all investors, we have not had to face the major issues which a number of others have had, mainly because we chose a different course as to the type and amount of leverage employed.

INVESTMENTS MADE DURING 2008

During 2008, we were cautious with the deployment of our capital. However, we did make a number of investments where we believe exceptional value will be earned in the long term. Most of these were internal opportunities where we were, in a number of different ways, increasing our interests in assets which we already own. The balance of our capital resources is sitting in cash and financial assets, or has been utilized to reduce debt, either to lower the leverage on some assets as we extended maturities or to repay bank lines which are now available to be drawn for investment in the future.

During the year, we invested approximately $1.7 billion of cash in various ways. A good portion of this capital was invested in assets and shares of companies which we know well, and which we believe were made at very substantial discounts to long-term underlying values.

Millions
Brookfield and subsidiary common shares	$ 300
Hydroelectric power plants	350
Commercial office properties	300
U.S. residential assets	250
Brazilian residential assets	100
Value investment opportunities outside the above	400
$ 1,700

Brookfield and subsidiary common shares – We repurchased 14.2 million common shares of the company during the year at an average price of $20.17. While we have been a substantial buyer over the past 10 years, we had not repurchased significant amounts in the two years prior to 2008 because the shares were trading at a price closer to intrinsic value and we believed our cash was better invested elsewhere. The reduction in our share price during 2008 presented us with a great opportunity to repurchase shares. During the year, we also invested approximately $50 million to increase our interest in a number of our subsidiaries by repurchasing their shares in the open market.

Hydroelectric power plants – We acquired additional power plants for $350 million, including a 156 megawatt high capacity facility in Brazil.

Commercial office properties – We invested $300 million in commercial real estate, mostly through add-on acquisitions in our primary markets, by repurchasing interests held by partners in our properties, and through selective development.

U.S. residential assets – We have committed to acquire the majority of a $250 million rights offering for convertible debentures of our U.S. residential operations. Our ultimate ownership interest, depending on minority shareholders’ subscriptions, will be between 56% and 80%, on a fully-diluted basis.

Brazilian residential assets – We own approximately 42% of one of the most profitable homebuilders in Brazil. We have underwritten a rights offering to support the growth of this business which continues to be robust. This should ensure these operations maintain their competitive position as one of the top three builders in Brazil.

Value investment opportunities – We invested approximately $200 million in a variety of value investment opportunities, both directly and through our restructuring funds. We also subscribed for approximately $200 million of shares in a Norbord rights offering to strengthen their balance sheet. This increased our interest from 36% to 80% on a fully-diluted basis.

GOALS AND STRATEGY

While many investors are understandably focused on the events of the next week or month, it is important to reiterate that our primary long-term goal is to achieve a compound 12% annual growth in our cash flows from operations measured on a per share basis. This should lead to an overall return of in excess of the 12% growth in cash flows after including the appreciation in the value of assets.  This increase will not occur consistently each year (and some years will decrease), but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:

•	Build a world-class asset management firm, offering a focused group of products on a global basis for our investment partners.

•	Differentiate our product offerings by utilizing our operating experience and our extended investment horizons, to generate greater returns over the long term for our partners.

•
Focus our products on simple to understand, high quality, long-life, cash-generating physical assets that require minimal sustaining capital expenditures and have some form of barrier to entry, characteristics which should lead to appreciation in the value of these assets over time.

•
Maximize the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals for asset management, particularly within the infrastructure and real asset area, continue to be positive. In fact, in an uncertain world, we believe our lower-risk, lower-volatility assets should become even more appealing, especially as investors reprice risk in the marketplace.

SUMMARY

We remain committed to building a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

It is always important to remind ourselves that there may be occasional periods of time, maybe years, when stock market values, for various reasons, may not reflect the intrinsic value of the underlying business. This reality presents opportunities to acquire assets in the public market at less than intrinsic value, but can similarly affect your shareholdings in our company for periods of time. This is particularly acute today, and while we are not pleased with this, we hope to be able to capitalize on further opportunities should this environment persist and therefore at least turn these short-term market disruptions into long-term positives for you.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt
Senior Managing Partner & CEO
February 13, 2009

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “bodes”, “present”, “enable”, “enhance”, “maintain”, “traditionally”, “goal”, “in time”, “objective”, “hope”, “growth”, “deploy”, “become”, “sustain”, “pursue”, “generate”, “think”, “raising”, “build”, “expected”, “extend”, “capitalize”, “beginning”, “estimated”, “represent”, “seek”, “intend”, “create”, “generally”, “likely”, “typically”, “largely”, “often”, “continue”, “believe” and derivations thereof and other expressions, including conditional verbs such as “will”, “can” and “should” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to our ability to generate liquidity, maximize returns on equity, grow our global asset management business, maintain operating flexibility, repurchase our assets, generate long-term returns on assets, differentiate our product offering, build and improve client relationships, further our goal of building a world class asset management firm, protect our businesses and asset values, repay or refinance our debt, finance our assets, capitalize on opportunities, execute our business strategy, generate cash flows and investment returns, increase intrinsic value, position ourselves as a preferred sponsor of acquisition transactions, the ability of our assets to support non-recourse leverage and remain investment grade, the ability of our Brazilian residential assets to maintain a competitive position, the recovery of the monetary system and future market and economic environment, our ability to generate favourable returns during difficult economic circumstances, our ability to continue to achieve our long-term objectives, availability of bank lines, our ownership interest in our U.S. residential operations, future investments of institutional clients and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.